Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Amendment No. 1 to Registration Statement (Form S-3) and related Prospectus of Aprea Therapeutics, Inc. for the registration of shares of its common stock, preferred stock, warrants, debt securities, rights and units and to the incorporation by reference therein of our report dated August 20, 2019 (except for the retroactive effect of the 1-for-1.6045 stock split of the Company’s preferred and common stock as described in Note 2, as to which the date is September 27, 2019), with respect to the consolidated financial statements of Aprea Therapeutics AB as of December 31, 2018 and for each of the two years in the period ended December 31, 2018 included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young AB

Stockholm, Sweden

November 24, 2020